EXHIBIT 4.104

Confidential

SALE AND PURCHASE OF BUSINESS AGREEMENT

DATE 11/11/02

PARTIES

  Reach Communications Services (Thailand) Limited, a company incorporated in Thailand and having its registered office at 16th Floor, CAT Telecom Tower No 72, Trok Wat Muang Kae, Charoenkrung Road, Bangrak, Bangkok, THAILAND (Seller)

  World Net & Services Co., Ltd, a company incorporated in Thailand and having its registered office at 333 Lao Peng Nguan Building Tower 1 Building, 28th Floor, Soi, Chay Puang, Vibhavadi Rangsit Road, Kwaeng Ladyao, Khet Chatuchak, Bangkok THAILAND (Buyer)

  Pacific Internet Limited, a company incorporated in Singapore and having its registered office at 89 Science Park Drive #02-05/06 The Rutherford, SINGAPORE 118261 (Guarantor)
THE PARTIES AGREE
1	DICTIONARY & INTERPRETATION
The Dictionary in Schedule 2:
(a) defines capitalised terms used in this agreement; and
(b) sets out the rules of interpretation that apply to this agreement.
2	SALE AND PURCHASE OF THE BUSINESS
2.1	Sale of Business Assets
The Seller must sell the Business Assets to the Buyer and the Buyer must buy them:
(a) for the Purchase Price; and
(b) free of Security Interests.
2.2	Purchase Price
(a)	In consideration for the sale of the Business Assets, the Buyer must pay to the Seller 16.67% of the Revenue in respect of November 2002 plus 25% of Revenue in respect of each of the 11 calendar months from 1 December 2002 to 31 October 2003 plus 8.33% of the Revenue in respect of November 2003.

(b)	Within fifteen (15) Business Days after the end of each of the thirteen (13) calendar months after 1 November 2002 (Periodic Invoice Statement Due Date), the Buyer must deliver to the Seller a statement setting out the amounts from invoices issued by the Buyer to the Customers under the Customer Contracts for services rendered in respect of that calendar month and any other information reasonably required by the Seller in order to determine full compliance by the Buyer with this clause 2.2.

(c) Within thirty (30) Business Days after each Periodic Invoice Statement Due Date, the Buyer must:
	(i)	deliver to the Seller a statement setting out the Revenue in respect of that calendar month (Periodic Revenue Statement);
(ii)	pay 16.67% of the total amount of Revenue listed in the Periodic Revenue Statement for November 2002 to the Seller in Baht by electronic transfer to the bank account nominated by the Seller in writing, or as otherwise instructed by the Seller from time to time;

(iii)	pay 25% of the total amount of Revenue listed in the relevant Periodic Revenue Statement for each of the calendar months from 1 December 2002 to 31 October 2003 to the Seller in Baht by electronic transfer to the bank account nominated by the Seller in writing, or as otherwise instructed by the Seller from time to time; and

(iv)	pay 8.33% of the total amount of Revenue listed in the Periodic Revenue Statement for November 2003 to the Seller in Baht by electronic transfer to the bank account nominated by the Seller in writing, or as otherwise instructed by the Seller from time to time.

(d)	The Buyer must pay interest on any overdue amount, calculated daily at the Interest Rate, from the date payment is due until the date that the Buyer pays in full the relevant overdue amount and any interest accrued on that amount.

(e)	If the Buyer has not delivered to the Seller a Periodic Revenue Statement in respect of a particular calendar month within forty five (45) Business Days after the end of that calendar month, then without prejudice to any other right or remedy of the Seller under this agreement including without limitation the right to interest for overdue amounts under clause 2.2(d):

	(i)	the Buyer must immediately pay to the Seller 25% of the Revenue for the last calendar month in respect of which the Buyer delivered to the Seller a Periodic Revenue Statement;
(ii)	if the Buyer subsequently determines that 25% of the Revenue is more than the amount paid by the Buyer to the Seller under clause 2.2(e)(i), then the Buyer must immediately pay to the Seller the difference between those amounts; and

(iii)	if the Buyer subsequently determines that 25% of the Revenue is less than the amount paid by the Buyer to the Seller under clause 2.2(e)(i), then the Seller must immediately pay to the Buyer the difference between those amounts.

(f)	If the Seller gives the Buyer at least three (3) Business Day notice that it wishes to inspect the accounts of the Business, then on the Business Day specified by the Seller, the Buyer must allow an authorised representative of the Seller to inspect the accounts of the Business for the relevant calendar month to determine the Revenue for that calendar month, and the determination of the Seller's authorised representative will, in the absence of manifest error, be final and binding.

(g)	If the Buyer reduces the amount payable by a Customer under a Customer Contract by more than 20% compared to the amount payable by that Customer as at the date of this agreement, then Revenue in respect of that Customer Contract upon collection by the Buyer from that Customer means 80% of the amount payable by that Customer under that Customer Contract as at the date of this agreement, otherwise Revenue means all the actual amounts payable by the Customer under each Customer Contract and duly invoiced to such Customer and duly collected by the Buyer from that Customer.

(h)	On 30 April 2004, the Buyer must deliver to the Seller a statement (Second Adjustment Statement) setting out further Revenue arising from all invoices issued for services rendered to Customers under the Customer Contracts in the period from 1 November 2002 until 30 November 2003 inclusive and received by the Buyer in the period from 1 December 2003 until 31 March 2004, and any other information reasonably required by the Seller in order to determine comprehensively and accurately the Revenue in each of those calendar months.

(i)	On 7 May 2004, the Buyer must forward to the Seller 25% of the total amount of Revenue listed in the Second Adjustment Statement in respect of invoices rendered in the period from 1 December 2002 to 31 October 2003 inclusive plus 16.67% of the Revenue listed in the Second Adjustment Statement in respect of invoices rendered in November 2002 plus 8.33% of the Revenue listed in the Second Adjustment Statement in respect of invoices rendered in November 2003, by electronic transfer in Baht and to the bank account nominated by the Seller in writing, or as otherwise instructed by the Seller from time to time.

(j)	On 30 November 2002, the Seller must forward to the Buyer the total amount of the Prepayments listed in the Statement described in clause 3.1(c) by electronic transfer in Baht and to the bank account nominated by the Buyer in writing, or as otherwise instructed by the Buyer from time to time.

2.2	Title and Risk
All right, title and interest in the Business Assets and risk in the Business Assets passes to the Buyer on the date of this agreement.
3	OBLIGATIONS ON THE DATE OF THIS AGREEMENT
3.1	Seller's Obligations
On the date of this agreement, the Seller must give to the Buyer:
(a) possession: full and unrestricted possession of all the Business Assets;
(b)	business records: copies of any Business Records reasonably requested by the Buyer and not required to be retained by the Seller under the laws of any relevant jurisdiction, including without limitation:

	(i)	a complete and accurate list of all Customers as at 30 October 2002, setting out inter alia, the personal and contact particulars of each Customer as available and set forth in Schedule 4;
	(ii)	all original Customer Contracts; and
	(iii)	a complete and accurate list of all Receivables;
(c)	Statement: a complete and accurate list of the total actual amount of payments (if any) made by each Customer to the Seller in respect of services to be rendered after the date of this agreement by the Buyer under the relevant Customer Contract (Prepayments);

(d) approvals: copies of all requisite corporate approvals required for the Seller's entry into this agreement and any agreements in connection with this agreement;
(e) Master Deed of Assignment: one duly executed original of the Master Deed of Assignment in Schedule 5; and
(f)	Third Party Providers: a list of all the Third Party Providers, including a description of all specific services provided by each Third Party Provider under the Customer Contracts, as available and set forth in Schedule 6.

3.2	Buyer's Obligations
On the date of this agreement, the Buyer must give to the Seller:
(a) approvals: copies of all requisite corporate approvals required for the Buyer's entry into this agreement and any agreements in connection with this agreement; and
(b) Master Deed of Assignment: one duly executed original of the Master Deed of Assignment in Schedule 5.
4	CONDUCT AFTER THE DATE OF THIS AGREEMENT
4.1	Right to use Licensed IP Addresses and AS Number
(a)	Subject to the Buyer's compliance with clause 4.1(b), the Seller must for a period of six months after the date of this agreement, reasonably cooperate with the Buyer to allow the Buyer the unrestricted use of those domain names, Licensed IP Addresses and Autonomous System Numbers that relate to the Business (Identifiers) on a non-transferable basis solely for the purpose of providing the services of the Business to the Buyer's existing and future customers in the Territory.

(b)	The Buyer must use the Identifiers lawfully and not in any manner inconsistent with internet protocol network operation and administration best practice and in accordance with any reasonable instruction or direction by the Seller having direct bearing on the Seller's own use of the Identifiers for network administration and operation, including without limitation peering with other networks.

(c)	The Buyer must migrate all the customers and networks of the Business to domain names, Internet Protocol addresses and Autonomous System numbers other than the Identifiers in an orderly manner within the six month period referred to in clause 4.1(a).

(d)	Despite clause 4.1(f) but subject to the Buyer's compliance with clause 4.1(b), for a period of 30 days or such other periods as the parties may mutually agree upon after the end of the Seller's obligation to co-operate under clause 4.1(a), the Seller must provide at the Buyer's request and expense all support that the Buyer may reasonably require to allow the migration of the Business to domain names, Licensed IP Addresses and Autonomous System numbers other than the Identifiers.

(e)	Despite any request of the Buyer, the Seller has no obligation to deploy resources or incur expenses that the Seller would not ordinarily have to deploy or incur unless the Buyer first agrees to pay the Seller's reasonable costs within 30 days after receipt of an invoice from the Seller.

(f) The Seller's obligation to co-operate under clauses 4.1(a) and (d) ends on the first to occur of:
	(i)	the Buyer's failure to comply with its obligations under this clause 4.1;
	(ii)	termination of this agreement; or
	(iii)	the end of the six month period referred to in clause 4.1(a).
4.2	Collection of outstanding amounts
(a)	The Buyer must use best efforts in accordance with the Buyer's normal debt collection procedures to collect all outstanding amounts arising from invoices issued for services rendered to Customers from 11 November 2002 to 10 November 2003 (Revenue Period). At the Seller's reasonable request, the Buyer must provide the Seller with documentary evidence that the Buyer has complied with this clause 4.2(a).

(b) Any calculation of Revenue during the Revenue Period under clause 2.2 shall not take into account any Revenue that the Buyer decided not to take up under clause 4.7(b).
4.3	Seller's Right to Verify Revenue
(a) The Buyer must maintain complete and accurate books and records in respect of the Revenues of the Business (Accounts) for 20 months after the date of this agreement.
(b)	The Seller may at any time by giving three Business Days written notice to the Buyer, require the Buyer to provide access to the Accounts at the premises of the Buyer during usual business hours on a Business Day, for the purpose of auditing, checking and copying them.

(c)	If the Seller gives the Buyer at least three Business Days written notice that it wishes to inspect the accounts of the Business, then on the Business Day specified by the Seller, the Buyer must allow an authorised representative of the Seller to inspect the accounts of the Business for the relevant calendar month to determine the Revenue for that calendar month

(d)	If the Seller's audit under clause 4.3(b) shows that the Buyer has issued an incorrect statement under clause 2.2, then the Buyer and the Seller must fulfil their obligations under clause 2.2 in accordance with the correct statement, and the Buyer must immediately pay to the Seller the reasonable costs incurred by the Seller in auditing the Buyer's accounts under clause 4.3(b).

(e)	If the Seller and the Buyer cannot agree on the result of the Seller's audit under clause 4.3(b) within 30 days after the date of the audit, then either the Buyer or the Seller may by giving written notice to the other party refer the dispute to compulsory arbitration to be conducted in English in the Republic of Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre in force from time to time.

4.4	Receivables
(a) Seller's entitlement: The Seller:
	(i)	is entitled to the Receivables; and
	(ii)	authorises the Buyer to collect the Receivables on its behalf for the period of three months after the date of this agreement.
(b)	Seller's obligations regarding Receivables: The Seller must reasonably co-operate with the Buyer to provide all reasonable assistance and necessary information to enable the Buyer to collect the Receivables on the Seller's behalf.

(c)	collection by Buyer: The Buyer must follow its normal internal debt collection procedures to collect the Receivables on behalf of the Seller, including without limitation calling and writing to the relevant Customer to request payment of that Customer's Receivable. The Seller does not authorise the Buyer to instruct any third party, including without limitation any lawyer or debt collection agency, to collect any of the Receivables. The Buyer is in no way liable to the Seller for failing to recover any of the Receivables to be collected under this clause 4.4.

(d) monthly accounting: The Buyer must:
(i)	on a monthly basis, account in writing to the Seller for Receivables collected by it and any amount retained under clause 4.4(f), and pay those Receivables, less any amount retained under clause 4.4(f), to the Seller; and

	(ii)	provide to the Seller information about the collection of Receivables that the Seller reasonably requests.
(e) treatment of receipts: The Buyer must treat an amount that it receives from a debtor or on account of a debtor of the Business:
	(i)	as a payment of a specific Receivable, if it is readily identified with that Receivable;
	(ii)	as a payment of a specific debt to the Buyer, if it is readily identified with that debt;
(iii)	if the amount is not readily identified with a Receivable or a debt to the Buyer and is received within 30 days after the Buyer sends an invoice to the debtor and such debtor is not more than 30 days late (60 days after invoice) with its payments, then as payment of the oldest Receivable; or

(iv)	if the amount is not readily identified with a Receivable or a debt to the Buyer and such debtor is more than 30 days late (60 days after invoice) in its payments, as payment of both Receivables and debt owing to the Buyer in the proportion determined in accordance with the ratio of the total amount of Receivables outstanding to the total amount of debt owing to the Buyer as at the date that the payment is received.

(f)	payment to Buyer: If after using reasonable efforts to collect a Receivable in accordance with clause 4.4(c), a Receivable is more than 120 days outstanding on the date that the Buyer collects the Receivable, then in consideration for collecting that Receivable, the Buyer is entitled to retain 5% of that Receivable when the Buyer pays the Receivable to the Seller under clause 4.4(d)(i).

(g)	indemnity: The Seller indemnifies the Buyer against all penalties, claims, expenses, demands, liabilities, losses and damages that the Buyer may incur arising directly from or in connection with the Buyer collecting the Receivables on behalf of the Seller, other than claims solely attributable to the Buyer's gross negligence or wilful default.

4.5	Acknowledgment
(a)	The Buyer and the Guarantor each acknowledges that neither the Seller nor any of its Affiliates, employees or agents has made any representation, warranty or guarantee regarding, or any assessment of the likelihood of:

	(i)	the Customer Contracts continuing beyond the date of this agreement; or
	(ii)	the revenue generated or to be generated from any of the Customer Contracts after the date of this agreement.
(b) The Seller's only responsibilities in respect of:
	(i)	the transfer of Customer Contracts are set out in clauses 4.1 and 4.6; and
	(ii)	Third Party Provider Contracts are set out in clauses 3.1(f) and 4.7.
4.6	Customer Communications
(a) Within 5 Business Days after the date of this agreement, the Seller and the Buyer must send to each Customer a letter in substantially the form of the letter in Schedule 3, as the case may be.
(b)	The Seller must reasonably co-operate with the Buyer to develop and implement an effective strategy (Migration Strategy) for notifying Customers of the transfer of the Customer Contracts to the Buyer and for the migration of the Customers to the Buyer's network and operating systems.

(c)	The Buyer indemnifies the Seller against any claim, loss, liability, cost or expense that the Seller pays or is liable for arising directly from or in respect of any communication between the Buyer and a Customer, other than: (i) the letter in Schedule 3; or (ii) in pursuance of the Migration Strategy.

4.7	Third Party Providers
(a) Subject to clause 4.7(d), the Seller must retain the Third Party Provider Contracts for the benefit of the Buyer for a period of five months after the date of this agreement.
(b)	Subject to clause 4.7(d), the Buyer must reimburse the Seller for all Third Party Provider fees and charges incurred by the Seller under the Third Party Provider Contracts for fees and charges covering services provided after 11 November 2002, for which the Seller has provided supporting documentation, including without limitation, copies of all invoices from the Third Party Providers, which can be clearly identified as incurred in relation to the provision of services to the Customers under the Customer Contracts, provided always that if any Third Party Provider does not appear in Schedule 6 or if such Third Party Provider appears in Schedule 6 but the specific service provided by such Third Party Provider does not appear in Schedule 6, the Buyer shall not need to reimburse the Seller for the fees and charges of that Third Party Provider which do not appear in Schedule 6 or the fees and charges in relation to that specific service which such Third Party Provider provides, which do not appear in Schedule 6, as the case may be, but the Customer to which that Third Party Provider or that specific service relates will not be assigned to the Buyer so that the Buyer will not receive a share in the Revenue from that Customer. For the avoidance of doubt, save for the aforesaid fees and charges to be reimbursed by the Buyer to the Seller, the Seller shall remain responsible for the due performance of all the Seller's obligations under the Third Party Provider Contracts, including without limitation, the obligation to pay any penalty charges.

(c)	The Buyer indemnifies the Seller against any claim, loss, liability, cost or expense, including without limitation any fee or charge, arising from the Third Party Provider Contracts which is attributable directly to any acts of Customers or the Buyer during the period of five months after the date of this agreement.

(d)	The Buyer may at any time by giving 35 days written notice terminate the obligations of the Seller under clause 4.7(a) and of the Buyer under clause 4.7(b) in respect of a particular Third Party Provider Contract.

(e)	The obligations of the Seller under clause 4.7(a) and of the Buyer under clause 4.7(b) continue in respect of the remaining Third Party Provider Contracts, if any, that the Seller has not terminated under clause 4.7(d).

4.8	No material change in Customer Contracts
The Buyer must not materially change the terms and conditions of the Customer Contracts from the terms and conditions as at the date of this agreement.
4.9	Payment Procedures
Each party agrees that notwithstanding anything to the contrary in this agreement, any invoices to be issued to the other party under this agreement and any payments to be made to the other party under this agreement shall be issued or made, as the case may be, in the Territory.

5	WARRANTIES
5.1	Seller's Warranties
(a)	The Seller represents and warrants to the Buyer in the Territory that as at the date of this agreement, each of the Seller's Warranties set forth in Schedule 7 is true, subject only to specific qualifications made in the Disclosure Letter.

(b) The Seller acknowledges that the Buyer has entered into this agreement in reliance on the Seller's Warranties.
(c)	Except for the Seller's Warranties, and to the extent permitted by law, the Seller makes no warranty or representation, express or implied, with respect to the Business, the Business Assets, the Licensed IP Addresses or Autonomous System Numbers, including any warranty of merchantability or fitness for particular purpose, and all such warranties and representations are expressly disclaimed.

(d) Each of the Seller's Warranties must be construed independently and is not limited by reference to another Seller's Warranty.
5.2	Buyer's Warranties
(a) The Buyer represents and warrants to the Seller as at the date of this agreement that:
	(i)	the Buyer has all Authorisations necessary for the Buyer to own and operate the Business Assets, conduct the Business, and perform all its obligations under this agreement;
	(ii)	the execution and delivery of, and the performance by the Buyer of its obligations under, this agreement will not result in a breach of any law, rules, regulations, or ordinances in the Territory;
	(iii)	the Buyer has full power and authority to enter into and perform this agreement and this agreement constitutes valid and binding obligations on the Buyer in accordance with its terms;
(iv)	the Buyer has taken all corporate and other action necessary to authorize the execution and performance by it of the transactions contemplated by this agreement and to render this agreement legally valid and binding on and enforceable against it; and

(v)	the execution and delivery of, and the performance by the Buyer of its obligations under, this agreement will not result in a breach of, or constitute a default under any provision of the memorandum or articles of association of, the Buyer or any agreement, contract, document or instrument to which the Buyer is a party or by which the Buyer is bound.

5.3	Acknowledgment of Buyer
The Buyer and the Guarantor each acknowledges that:
(a)	the Buyer has relied entirely on its own enquiries in relation to its purchase of the Business Assets from the Seller and that no warranties have been made by the Seller or the Seller's officers or advisers other than those referred to in this clause 5; and

(b) the Buyer has the responsibility, risk and expense of transferring all Customer Contracts, and Customers that are to be transferred under this agreement.
6	CONFIDENTIALITY
A party may not disclose the provisions of this agreement or the terms of sale of the Business Assets to any person except:
(a) as a media announcement in the form agreed between the Buyer and the Seller;
(b) in accordance with the rules or requirements of a recognised stock exchange;
(c) after getting the written consent of the other party;
(d) to its officers, employees and professional advisers; or
(e) as required by an applicable law, after first consulting with the other party about the form and content of the disclosure, and must use its best endeavours to ensure all permitted disclosures are kept confidential, other than in the case of a media announcement or a disclosure to a recognised stock exchange.
7	TAX, COSTS AND EXPENSES
7.1	Tax
Except to the extent otherwise provided in this agreement, the Buyer must pay any Tax arising from the execution, delivery and performance of this agreement and each agreement or document entered into or signed under this agreement.

7.2	Costs and expenses
Each party must pay its own costs and expenses of negotiating, preparing, signing, delivering and registering this agreement and any other agreement or document entered into or signed under this agreement.

7.3	Costs of performance
Each party must bear the costs and expenses of performing its obligations under this agreement, unless otherwise provided in this agreement.
8	INDEMNITY
8.1	Buyer's Indemnity
Unless otherwise stated in this agreement and subject to clause 8.3, the Buyer indemnifies the Seller against any claim, loss, liability, cost or expense that occurs on or after the date of this agreement and arises directly or indirectly from:

(a) any Buyer's Warranty;
(b) any breach of the Buyer's obligations under this agreement; or
(c) the Buyer's conduct of the Business after the date of this agreement, including without limitation any claim made by a Customer.
8.2	Seller's Indemnity
Unless otherwise stated in this agreement and subject to clause 8.3, the Seller indemnifies the Buyer against any claim, loss, liability, cost or expense that occurs on or after the date of this agreement and arises directly or indirectly from:

(a) any Seller's Warranty;
(b) any breach of the Seller's obligations under this agreement; or
(c) the Seller's conduct of the Business before the date of this agreement, including without limitation any claim made by a Customer.
8.3	Limitation of Liability
Save and except for the Purchase Price, a party's maximum aggregate liability to the other party under this agreement or in respect of the performance of this agreement is limited to an aggregate amount of THB3,034,271 provided that nothing in this clause 8.3 limits a party's liability for death or personal injury resulting from that party's negligence.

9	GUARANTEE AND INDEMNITY
9.1	Guarantee
(a)	The Guarantor unconditionally and irrevocably guarantees to the Seller the performance of the Buyer's obligations to pay the Purchase Price under clause 2.2, as adjusted under clause 4.2, and to reimburse the Seller under clause 4.7(b).

(b)	Without limiting the Guarantor's obligations under clause 9.1(a), if the Buyer does not pay part or the whole of the Purchase Price when due under clause 2.2, or as adjusted under clause 4.2, the Guarantor must immediately on demand from the Seller pay the outstanding amount of the Purchase Price, including any interest accruing under clause 2.2(d) or 4.2(f), to the Seller.

(c)	Without limiting the Guarantor's obligations under clause 9.1(a) or (b), if the Buyer fails to perform any of its obligations under clause 2.2(d) or 4.7(b) in full and on time, the Guarantor must immediately on demand by the Seller ensure that those obligations are performed in full.

9.2	Indemnity
(a)	If any part of the Guaranteed Money is or becomes irrecoverable or unenforceable for any reason, the Guarantor must immediately, unconditionally and irrevocably pay to the Seller an amount equal to the amount of the claim, loss, liability, cost or expense in relation to the failure of the Buyer to pay the Guaranteed Money.

(b)	The Guarantor indemnifies the Seller against any claim, loss, liability, cost or expense that the Seller pays or is liable for in relation to the failure of the Buyer to perform an obligation under this agreement, any indemnity given by the Buyer under this agreement, any failure to pay any part of the Guaranteed Money (including if that amount is or becomes irrecoverable or unenforceable for any reason), or any failure of the Guarantor to cause the Buyer to perform an obligation under this agreement. The limit of liability arising under this indemnity in clause 9.2(b) shall not exceed THB2,160,000. For the avoidance of doubt, this limit of liability does not apply to the Guaranteed Money.

9.3	Extent of guarantee and indemnity
Clauses 9.1 and 9.2 apply and the obligations of the Guarantor remain unaffected despite:
(a) an increase in the amount of the Guaranteed Money;
(b) an amendment to this agreement;
(c) a rule of law to the contrary, save that if the Guarantor complying with this Guarantee causes the Guarantor to breach a rule of law, it shall not be required to do so;
(d) an Insolvency Event affecting any person, or the death of any person; or
(e) the occurrence of any other thing that might otherwise release, discharge or otherwise affect the obligations of the Guarantor under this agreement.
9.4	Continuing guarantee and indemnity
This clause 9 is a continuing obligation of the Guarantor, despite a settlement of account or the occurrence of any other thing, and remains fully effective until the Guaranteed Money has been paid in full.

10	GENERAL
10.1	Notices
(a) A notice or other communication given under this agreement including, but not limited to, a request, demand, consent or approval, to or by a party to this agreement:
	(i)	must be in legible writing and in English;
	(ii)	must be addressed to the addressee at the address or facsimile number set out below or to any other address or facsimile number a party notifies to the others under this clause:
	A.	if to the Seller: Address: 18th Floor, Telecom House, 3 Gloucester Road, Wan Chai, HONG KONG Attention: Mr Jerry Koleth Facsimile: +852 - 2962 5881
	B.	if to the Buyer: Address: 89 Science Park Drive, #02-05/06 The Rutherford, SINGAPORE 118261 Attention: Mr David Seng Facsimile: +65-6774 1677
	(iii)	must be signed by an authorized officer of the sender; and
	(iv)	is deemed to be received by the addressee in accordance with clause 10.1(b).
(b) Without limiting any other means by which a party may be able to prove that a notice has been received by another party, a notice is deemed to be received:
	(i)	if sent by hand, when delivered to the addressee;
	(ii)	if by post, 3 Business Days after and including the date of postage; or
	(iii)	if by facsimile transmission, on receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent, but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) it is deemed to be received at 9.00 am on the following Business Day.
(c)	A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 10.1(b)(iii) and informs the sender that it is not legible.

(d) In this clause 10.1, a reference to an addressee includes a reference to an addressee's officers, agents or authorised representatives.
10.2	Governing law
(a) This agreement is governed by the laws of the Territory.
(b) Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Territory.
10.3	Exercise of rights
A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy.

10.4	Legal advice and allocation of risk
Each party acknowledges that it has received legal advice or had the opportunity to receive legal advice about this agreement. The parties acknowledge that the allocation of risks and liabilities in this agreement reflects their intentions and is a fair and proper commercial bargain.

10.5	Invalidity
(a) If a provision of this agreement or a right or remedy of a party under this agreement is invalid or unenforceable in a particular jurisdiction:
	(i)	it is read down or severed in that jurisdiction only to the extent of the invalidity or unenforceability; and
	(ii)	it does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions in any jurisdiction.
(b) This clause 10.5 is not limited by any other provision of this agreement in relation to severability, prohibition or enforceability.
10.6	Waiver and variation
A provision or a right under this agreement may not be waived except in writing signed by the party granting the waiver, or varied except in writing signed by the parties.
10.7	Cumulative rights
The rights and remedies of a party under this agreement do not exclude any other right or remedy provided by law.
10.8	Non-merger
The conditions, provisions and Warranties in this agreement do not merge or terminate.
10.9	Further assurances
Each party must do all things necessary to give full effect to this agreement and the transactions contemplated by this agreement.
10.1	Entire agreement
This agreement and the Master Services Agreement constitute the entire agreement of the parties about its subject matter and supersedes any previous understandings or agreements on that subject matter.

10.11	Third party rights
(a)	The Seller has entered into this agreement for its own benefit and for the benefit of Reach Global Services Limited, and the Buyer and the Guarantor each acknowledges that Reach Global Services Limited can enforce any of the Seller's rights under this agreement, including without limitation under the guarantee in clause 9.

(b) Subject to clause 10.11(a), only the parties have or are intended to have a right or remedy under this agreement or obtain a benefit under it.
10.12	Assignment
(a) Either party may at any time assign this agreement, or transfer the benefit of this agreement or a right or remedy under it, to any of its Affiliates.
(b) Subject to clause 10.12(a), a party may not assign this agreement or otherwise transfer the benefit of this agreement or a right or remedy under it, without the other party's prior written consent.
10.13	Counterparts
This agreement may be signed in any number of counterparts and all those counterparts together make one instrument.

SIGNED as an agreement.

DATE 11/11/02

Signed by REACH INTERNET SERVICES PTE LTD:
/s/ Sean Brennan	/s/ Robert Kenny

Signature of witness	Signature of Authorised Representative
Sean Brennan	Robert Kenny

Name of witness (print)	Name of Authorised Representative (print)

DATE 11/11/02

Signed by WORLD NET & SERVICES CO. LTD:
/s/ Amporn Thaisuntud	/s/ Prithayuth Nivasabutr

Signature of witness	Signature of Authorised Representative
Amporn Thaisuntud	Prithayuth Nivasabutr

Name of witness (print)	Name of Authorised Representative (print)

DATE 11/11/02

Signed by PACIFIC INTERNET LIMITED:
/s/ Loh Pao Yen	/s/ Tan Tong Hai

Signature of witness	Signature of Authorised Representative
Loh Pao Yen	Tan Tong Hai

Name of witness (print)	Name of Authorised Representative (print)

SCHEDULE 1

BUSINESS ASSETS AND EXCLUDED ASSETS

PART 1 – BUSINESS ASSETS

Business Assets

  Customer Contracts;

  The equipment of the Business owned by the Seller and located in the premises of the Customers, including without limitation routers.

PART 2 - EXCLUDED ASSETS

C.	Cash, including, but not limited to, funds held with a bank or financial institution to the credit of the Seller and cash on hand as at the Date of Completion;
D.	the Receivables; and
E.	any other debts owed to Seller.
SCHEDULE 2 DICTIONARY
1.	In this agreement:

Affiliate of a party means an entity that directly or indirectly controls, is controlled by, or is under common control with, that party and in the case of the Seller, also includes Reach Internet Services (MSC) Sdn Bhd, TeleWeb Networks (India) Pvt Ltd, Reach Networks (Philippines) Inc., and Taihan Reach Limited.

Authorisation includes:

(a)	a consent, registration, filing, agreement, notice of non-objection, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Government Agency; and
(b)	in relation to anything which a Government Agency may prohibit or restrict within a specific period, the expiry of that period without intervention or action.

Business means the business of the operation of a retail Internet Service Provider providing access services to the Customers and carried on by the Seller in the Territory.

Business Assets means the assets used in or forming part of the Business as listed in Part 1 of Schedule 1, but excludes the Excluded Assets listed in Part 2 of Schedule 1.

Business Records means in relation to the Business:

(a)	supplier lists;
(b)	computer programmes, data bases, software and negatives;
(c)	originals or copies of ledgers, journals and books of account; and
(d)	all other documents and records about the Business or the Business Assets.

Business Day means a day on which banks are open for business in a place where any action is to be performed and in the event of any payment to be made or notice to be given between two places, then in each case in the place of receipt.

Buyer's Warranties means the Buyer's representations and warranties set out in clause 5.2.

Customer means a person who has subscribed for services from the Seller under the Business as at the date of this agreement.

Customer Contract means each of the written and unwritten agreements with a Customer in the list provided by the Seller under clause 3.1(b)(i), specifying the terms and conditions, including the price, for the provision of services to the Customer under the Business.

Disclosure Letter means the letter from the Seller dated the date of this agreement, delivered to the Buyer before the signing of this agreement and containing disclosures about the Seller's Warranties.

Excluded Records means those Business Records that the Seller is required by law to retain.

Government Agency means a government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity whether foreign, federal, state, territorial or local.

Guaranteed Money means all monetary liabilities of the Buyer to the Seller under or in relation to the obligation:

(a) to pay the Purchase Price under clause 2.2, as adjusted under clause 4.2; and

(b) to reimburse the Seller under clause 4.7(b).

Identifiers means the domain names, Licensed IP Addresses and Autonomous System numbers that relate to the Business.

Insolvency Event means the occurrence of any one or more of the following events in relation to any person:

(a)	a liquidator or provisional liquidator is appointed;
(b)	an administrator is appointed to any of its assets;
(c)	it enters into an arrangement or composition with one or more of its creditors, or an assignment for the benefit of one or more of its creditors;
(d)	it is insolvent as disclosed in its accounts, or otherwise states that it is insolvent, or it is presumed to be insolvent under an applicable law;
(e)	it is taken to have failed to comply with a statutory demand as a result of legislation relating to insolvency in the Territory;
(f)	it ceases to carry on business or threatens to do so; or
(g)	anything occurs under the law of any jurisdiction that has a substantially similar effect to any of the above paragraphs of this definition.

Interest Rate means the minimum lending rate set by the Bangkok Bank Public Company Limited for loans made in the Territory, plus 2 percent.

Licensed IP Addresses means the Internet Protocol address blocks that relate to the Business.

Master Deed of Assignment means the master deed of assignment in Schedule 5.

Purchase Price means the amount payable by the Buyer under clause 2.2.

Receivable means any amount payable under a Customer Contract in respect of the services rendered for the period before 11 November 2002 that is unpaid as at the date of this agreement.

Revenue means such fees and charges invoiced to each Customer under the Customer Contract and collected from such Customer.

Security Interest means a right, interest, power or arrangement in relation to an asset that provides security for the payment or satisfaction of a debt, obligation or liability including without limitation under a bill of sale, mortgage, charge, lien, pledge, trust, power, deposit, hypothecation or arrangement for retention of title, and includes an agreement to grant or create any of those things.

Seller's Warranties means the representations and warranties set out in Schedule 7.

Tax means a tax, levy, charge, impost, fee, deduction, withholding or duty of any nature, including, without limitation, stamp and transaction duty or any goods and services tax, value added tax or consumption tax, which is imposed or collected by a Government Agency except where the context requires otherwise. This includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed in addition to those amounts.

Territory means the Kingdom of Thailand.

THB and Baht each means the lawful currency of the Kingdom of Thailand.

Third Party Provider means each of the telecommunications providers providing circuits between premises of customers and premises of the Business.

Third Party Provider Contract means each contract between the Seller and a Third Party Provider relating solely to the service provided to a Customer under the Customer Contract.

2.	Interpretation
(a)	In this agreement unless the context otherwise requires:
	(i)	words importing the singular include the plural and vice versa;
	(ii)	words that are gender neutral or gender specific include each gender;
	(iii)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;
	(iv)	an expression importing a natural person includes a company, partnership, joint venture, association, corporation or other body corporate and a Government Agency;
	(v)	a reference to a thing (including, but not limited to, a chose-in-action or other right) includes a part of that thing;
	(vi)	a reference to a clause, party, schedule or attachment is a reference to a clause of this agreement, and a party, schedule or attachment to, this agreement and a reference to this agreement includes a schedule and attachment to this agreement;
	(vii)	a reference to this agreement includes this dictionary;
	(viii)	a reference to a law includes a constitutional provision, treaty, decree, convention, statute, regulation, ordinance, by‑law judgment, rule of common law or equity or a rule of an applicable stock exchange and is a reference to that law as amended, consolidated or replaced;
	(ix)	a reference to a document includes all amendments or supplements to that document, or replacements or novations of it;
	(x)	a reference to a party to a document includes that party's successors and permitted assigns; and
	(xi)	a reference to an agreement, other than this agreement, includes an undertaking, deed, agreement or legally enforceable arrangement or understanding, whether or not in writing.
(b)	If the day on or by which something must be done is not a Business Day, that thing must be done on or by the preceding Business Day.
(c)	Headings are for convenience only and do not affect the interpretation of this agreement.
(d)	This agreement may not be construed adversely to a party only because that party prepared this agreement.

SCHEDULE 3

CUSTOMER LETTER

Clause 4.6

REACH Communications Services (Thailand) Limited

[insert customer name]

Dear [name]

REACH has strengthened its focus on the wholesale market and has agreed with Pacific Internet Limited ("PI") that they will continue to provide the Internet access services to you in accordance with the customer terms and conditions signed between you and REACH, including the price of the services. Additionally, PI has committed to taking over your Internet access customer account.

If you are happy to continue to take the Internet service from PI, you need do nothing - your continued use of the Internet service after 6 December 2002 will be deemed to be acceptance of the transfer (novation) of your customer contract to PI. The transfer will result in PI assuming all of REACH's rights and obligations and PI will have legal responsibility for the provision of the service to you. The transfer will be deemed to take effect from 11 November 2002, and as from that date you should direct any comments or queries you may have regarding the service to REACH Customer Support at 0-2637-3333 or PI Customer Support at 0-2 [insert contact number].

However, if you do not wish to take the Internet service from PI, you may cancel your contract with REACH by giving us written notice on or before 6 December 2002. You have been a valued customer of REACH and, as such, there will be no early termination or cancellation payments applied to cancellation of this contract if that is your choice.

If you have any questions or require further clarification, I invite you to please call your REACH Customer Support at 0-2637-3333 or PI Customer Support at 0-2[insert contact number]. We will work with you to help ensure a smooth transition to PI or your new service provider, whichever course of action you decide to take.
Thank you for allowing us to be of service to you.

Yours faithfully

Prawit Ittimakin
Chief Executive Officer
Reach Communications Services (Thailand) Limited

SCHEDULE 4

CUSTOMER LIST AS AT 30 OCTOBER 2002

Clause 3.1(b)

SCHEDULE 5

MASTER DEED OF ASSIGNMENT

THIS MASTER DEED OF ASSIGNMENT is made        the day of          2002

BETWEEN:

  Reach Communications Services (Thailand) Limited of 16th Floor, CAT Telecom Tower No 72, Trok Wat Muang Kae, Charoenkrung Road, Bangrak, Bangkok, Thailand (Assignor); and
  World Net & Services Co., Ltd of [insert address], Thailand (Assignee)

(hereinafter, each of the Assignor and the Assignee shall be individually referred to as a "Party" and collectively referred to as the "Parties").

WHEREAS:

  By a sale and purchase of business agreement dated                  2002 and made between the parties hereto (the "Sale of Business Agreement"), it was agreed, inter alia, that the Assignor shall transfer the Business Assets (as defined in the Sale of Business Agreement) to the Assignee on terms and conditions as stated in the Sale of Business Agreement.

  This Deed is made pursuant to the Sale of Business Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

  Pursuant to the Sale of Business Agreement, the Assignor as legal and beneficial owner assigns to the Assignee absolutely all its rights title and interest in all the Business Assets with effect from the date of signing of the Sale of Business Agreement.

  Unless the context otherwise requires, any term used in this Deed which is defined in the Sale of Business Agreement and is not specifically defined in this Deed shall have the meaning attributed to it in the Sale of Business Agreement.

  This Deed shall be binding on and shall enure for the benefit of each Party's successors and assigns and personal representatives (as the case may be).

  This Deed shall not be altered, changed or supplemented unless the same is made in writing and signed by the Parties hereto.

  This Deed shall be governed by and construed in accordance with the laws of the Kingdom of Thailand and the Parties agree to submit to the non-exclusive jurisdiction of the courts of the Kingdom of Thailand

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF this Deed has been executed as a Deed on the day and year first abovewritten.

The Common Seal of	)
Reach Communications Services (Thailand) Limited	)
was hereunto affixed	)
in the presence of:	)

Director
Director/Secretary

The Common Seal of	)
World Net & Services Co., Ltd	)
was hereunto affixed	)
in the presence of:	)

Director
Director/Secretary

SCHEDULE 6

LIST OF ALL THIRD PARTY PROVIDERS AND ALL SPECIFIC SERVICES PROVIDED BY THEM

Clause 3.1(f)

Local loop monthly charges (from customer site to local PoP site)	Datanet; CAT; TA; UIH; UBT; TOT
Local loop monthly charges (from local PoP site to CAT or TA)	CAT; TOT; UBT
Trunking access	TA
Roaming iPass services for local customers	Ipass
Hardware rental	Shoshi OA

SCHEDULE 7

SELLER'S WARRANTIES

1.	THE SELLER
1.1	The Seller:
(a)	is duly incorporated and validly exists under the law of its place of incorporation;
(b)	has full corporate power and authority to own the Business Assets; and
(c)	is able to pay its debts as and when they fall due.
1.2	No Insolvency Event has affected or is likely, in the knowledge of the Seller, to affect the Seller.
2.	DUE AUTHORISATION
2.1	The execution and delivery of this agreement has been properly authorised by all necessary corporate action of the Seller and the Seller has full corporate power and lawful authority to execute and deliver this agreement and to consummate and perform or cause to be performed its obligations under this agreement and all other documents required hereunder to be executed.
2.2	This agreement and all other documents required hereunder to be executed constitute legal, valid and binding obligations of the Seller enforceable in accordance with its terms by appropriate legal remedy and/or equitable remedy
2.3	The Seller has obtained and maintained all necessary or desirable licences (including statutory licences) and consents, permits or authorisations required for the proper carrying on of the Business in all its aspects.
3.	ACCURACY OF INFORMATION
3.1	To the best of the Seller's knowledge, all of the information provided to the Buyer by the Seller prior to execution of this agreement and at the time of execution of this agreement is true and accurate in all material respects.
3.2	So far as the Seller is aware, all of the facts set out in the recitals and in each of the schedules are true and accurate in all material respects.
4.	BUSINESS AND BUSINESS ASSETS
4.1	The Seller:
(a)	is the legal and beneficial owner of the Business Assets (save for equipment) free from any Security Interest;
(b)	has good and marketable title to the Business Assets (save for equipment) free from any Security Interest; and
(c)	has not entered into an agreement or other arrangement to give or create any Security Interest over the Business Assets (save for equipment) and no claim has been made by any person to be entitled to any interest of that kind.
4.2	To the best of the Seller's knowledge, the Business is conducted and the Business Assets are used in accordance with all applicable laws. The conduct of the Business and the use of the Business Assets in the Business by the Seller do not contravene any laws and no allegation of any contravention of any applicable laws is known to the Seller.
4.3	To the best of the Seller's knowledge, no notice has been served on the Seller by any government authority or agency which might materially impair, prevent or otherwise interfere with the Buyer's use of, or proprietary rights in, any of the Business Assets.
5.	CUSTOMER CONTRACTS
5.1	To the best of the Seller's knowledge, each of the Customer Contracts is valid, binding and enforceable against the parties to it except that the Seller makes no warranty as to whether all Customer Contracts can be produced.
5.2	To the best of the Seller's knowledge, none of the Customer Contracts contain any onerous, unusual or other provision material for disclosure to a prudent intending Buyer of the Business Assets.
5.3	To the best of the Seller's knowledge, the Seller has not made any offers, tenders or quotations which are still outstanding and capable of giving rise to a contract by the unilateral act of a third party which would adversely affect the Buyer.
5.4	To the best of the Seller's knowledge, the Seller has not entered into any arrangements, discussions or unwritten agreements with any Customer or given any waivers to any Customer which:
(a)	may adversely affect the performance of the Customer Contracts; or
(b)	has modified, varied or amended any terms and conditions of the Customer Contracts
5.5	The Customer Contracts are capable of being assigned and transferred from the Seller to the Buyer and in the event that consent is required from any Customers, the Seller shall use best endeavours to procure the same.
6.	LITIGATION
6.1	Except for debt collection proceedings in the ordinary course of the Business, the Seller is not involved in any litigation or arbitration proceedings relating to the Business or Business Assets and so far as the Seller is aware, there are no facts likely to give rise to any such proceedings.
6.2	No claim has been made against the Seller for an amount exceeding THB433,055 in connection with any defective product or services supplied by it in the course of carrying on the Business.
6.3	The operations of the Business are not subject to any unsatisfied judgment or any order, award or decision handed down in any litigation or arbitration proceedings.